SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

Virtual Piggy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92828V108

(CUSIP Number)

February 24, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92828V108		13G

1.	Names of Reporting Persons The John Paul DeJoria Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,288,333 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 11,288,333 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,288,333 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)           The John Paul DeJoria Family Trust holds (i) 10,010,555 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Virtual Piggy, Inc., a Delaware corporation (the “Issuer”) and (ii) warrants exercisable for 1,277,778 shares of Common Stock of the Issuer.  Mr. John Paul DeJoria is the trustee of The John Paul DeJoria Family Trust.  Mr. DeJoria, as trustee, has the ability to vote and dispose of the Common Stock of the Issuer held by The John Paul DeJoria Family Trust.

(2)           The percentage ownership is based on 118,395,404 shares of Common Stock outstanding, which includes (i) 117,117,626 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer in its Form 10-Q filed on August 7, 2014 and (ii) 1,277,778 shares of Common Stock underlying warrants held by The John Paul DeJoria Family Trust that are exercisable immediately.

CUSIP No. 92828V108		13G

1.	Names of Reporting Persons The JP’s Nevada Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,142,857 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,142,857 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,142,857 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)           The JP’s Nevada Trust holds 7,142,857 shares of Common Stock of the Issuer.  Mr. Tom Roger Grimmett is the trustee of The JP’s Nevada Trust.  Mr. Grimmett, as trustee, has the ability to vote and dispose of the Common Stock of the Issuer held by The JP’s Nevada Trust.  Mr. John Paul DeJoria is the settlor of The JP’s Nevada Trust and, pursuant to the terms of such trust, may be deemed to have beneficial ownership of the Common Stock of the Issuer held by The JP’s Nevada Trust.

(2)           The percentage ownership is based on 117,117,626 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer in its Form 10-Q filed on August 7, 2014.

CUSIP No. 92828V108		13G

1.	Names of Reporting Persons John Paul DeJoria

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,355,000 (1)

	6.	Shared Voting Power 7,142,857 (1)

	7.	Sole Dispositive Power 11,355,000 (1)

	8.	Shared Dispositive Power 7,142,857 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,497,857 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.6% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           Mr. DeJoria exercises voting and disposition power over the Common Stock owned by The John Paul DeJoria Family Trust, which consists of (i) 10,010,555 shares of Common Stock of the Issuer and (ii) warrants exercisable for 1,277,778 shares of Common Stock of the Issuer.  Mr. DeJoria is the settlor of The JP’s Nevada Trust and, pursuant to the terms of such trust, may be deemed to have beneficial ownership of 7,142,857 shares of Common Stock of the Issuer held by The JP’s Nevada Trust.  Mr. DeJoria is also the beneficial owner of vested options to purchase 66,667 shares of Common Stock of the Issuer.

(2)           The percentage ownership is based on 118,462,071 shares of Common Stock outstanding, which includes (i) 117,117,626 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer in its Form 10-Q filed on August 7, 2014, (ii) 66,667 shares of Common Stock underlying vested stock options held by Mr. DeJoria that are exercisable immediately and (iii) 1,277,778 shares of Common Stock underlying warrants held by The John Paul DeJoria Family Trust that are exercisable immediately.

CUSIP No. 92828V108		13G

1.	Names of Reporting Persons Tom Roger Grimmett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,142,857 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,142,857 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,142,857 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           Mr. Grimmett exercises voting and disposition power over such Common Stock on behalf of The JP’s Nevada Trust.  Mr. Grimmett disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.  Mr. DeJoria is the settlor of The JP’s Nevada Trust and, pursuant to the terms of such trust, may be deemed to have beneficial ownership of 7,142,857 shares of Common Stock of the Issuer held by The JP’s Nevada Trust.

(2)           The percentage ownership is based on 117,117,626 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer in its Form 10-Q filed on August 7, 2014.

CUSIP No. 92828V108	13G

Item 1(a).	Name of Issuer:

Virtual Piggy, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1221 Hermosa Avenue, Suite 210, Hermosa Beach, CA 90254

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

The John Paul DeJoria Family Trust (“Family Trust”)

The JP’s Nevada Trust (“Nevada Trust”)

Mr. John Paul DeJoria (“Mr. DeJoria”)

Mr. Tom Roger Grimmett (“Mr. Grimmett”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of the Family Trust and Mr. DeJoria is 2934 Oestrick Lane, Austin, TX 78733.

The principal business office of the Nevada Trust and Mr. Grimmett is 1701 Green Valley Parkway, Building 4, Suite A, Henderson, NV 89074.

Item 2(c).	Citizenship:

The Family Trust’s place of organization is Nevada.

The Nevada Trust’s place of organization is Nevada.

Mr. DeJoria is a citizen of the United States of America.

Mr. Grimmett is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

92828V108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 92828V108	13G

Item 4.	Ownership:

Family Trust

(a)	Amount beneficially owned:	11,288,333	(1)

(b)	Percent of class:	9.5	%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	11,288,333	(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	11,288,333	(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)         The Family Trust holds (i) 10,010,555 shares of Common Stock of the Issuer and (ii) warrants exercisable for 1,277,778 shares of Common Stock of the Issuer.  Mr. DeJoria is the trustee of the Family Trust.  Mr. DeJoria, as trustee, has the ability to vote and dispose of the Common Stock of the Issuer held by the Family Trust.

(2)         The percentage ownership is based on 118,395,404 shares of Common Stock outstanding, which includes (i) 117,117,626 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer in its Form 10-Q filed on August 7, 2014 and (ii) 1,277,778 shares of Common Stock underlying warrants held by the Family Trust that are exercisable immediately.

Nevada Trust

(a)	Amount beneficially owned:	7,142,857	(1)

(b)	Percent of class:	6.1	%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	-0-

	(ii) Shared power to vote or direct the vote	7,142,857	(1)

	(iii) Sole power to dispose or to direct the disposition of	-0-

	(iv) Shared power to dispose or to direct the disposition of	7,142,857	(1)

(1)         The Nevada Trust holds 7,142,857 shares of Common Stock of the Issuer.  Mr. Grimmett is the trustee of the Nevada Trust.  Mr. Grimmett, as trustee, has the ability to vote and dispose of a total of 7,142,857 shares of Common Stock of the Issuer on behalf of the Nevada Trust.  Mr. DeJoria is the settlor of the Nevada Trust and, pursuant to the terms of such trust, may be deemed to have beneficial ownership of the Common Stock of the Issuer held by the Nevada Trust.

(2)         The percentage ownership is based on 117,117,626 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer in its Form 10-Q filed on August 7, 2014.

CUSIP No. 92828V108	13G

Mr. DeJoria

(a)	Amount beneficially owned:	18,497,857	(1)

(b)	Percent of class:	15.6	%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	11,355,000	(1)

	(ii) Shared power to vote or direct the vote	7,142,857	(1)

	(iii) Sole power to dispose or to direct the disposition of	11,355,000	(1)

	(iv) Shared power to dispose or to direct the disposition of	7,142,857	(1)

(1)         Mr. DeJoria exercises voting and disposition power over the Common Stock owned by the Family Trust, which consists of (i) 10,010,555 shares of Common Stock of the Issuer and (ii) warrants exercisable for 1,277,778 shares of Common Stock of the Issuer.  Mr. DeJoria is the settlor of the Nevada Trust and, pursuant to the terms of such trust, may be deemed to have beneficial ownership of 7,142,857 shares of Common Stock of the Issuer held by the Nevada Trust.  Mr. DeJoria is also the beneficial owner of vested options to purchase 66,667 shares of Common Stock of the Issuer.

(2)         The percentage ownership is based on 118,462,071 shares of Common Stock outstanding, which includes (i) 117,117,626 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer in its Form 10-Q filed on August 7, 2014, (ii) 66,667 shares of Common Stock underlying stock options held by Mr. DeJoria that are exercisable immediately and (iii) 1,277,778 shares of Common Stock underlying warrants held by the Family Trust that are exercisable immediately.

Mr. Grimmett

(a)	Amount beneficially owned:	7,142,857	(1)

(b)	Percent of class:	6.1	%(2)

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote	7,142,857	(1)

	(ii) Shared power to vote or direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	7,142,857	(1)

	(iv) Shared power to dispose or to direct the disposition of	-0-

(1)     Mr. Grimmett exercises voting and disposition power over such Common Stock on behalf of the Nevada Trust.  Mr. Grimmett disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.  Mr. DeJoria is the settlor of the Nevada Trust and, pursuant to the terms of such trust, may be deemed to have beneficial ownership of 7,142,857 shares of Common Stock of the Issuer held by the Nevada Trust.

(2)     The percentage ownership is based on 117,117,626 shares of Common Stock outstanding as of August 1, 2014, as reported by the Issuer in its Form 10-Q filed on August 7, 2014.

CUSIP No. 92828V108	13G

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

The John Paul DeJoria Family Trust

The JP’s Nevada Trust

Mr. John Paul DeJoria

Mr. Tom Roger Grimmett

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 92828V108	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 7, 2014	THE JOHN PAUL DEJORIA FAMILY TRUST

	By:	/s/ John Paul DeJoria
John Paul DeJoria
Trustee

October 7, 2014	JOHN PAUL DEJORIA

/s/ John Paul DeJoria
John Paul DeJoria

October 7, 2014	THE JP’S NEVADA TRUST

	By:	/s/ Tom Roger Grimmett
Tom Roger Grimmett
Trustee

October 7, 2014	TOM ROGER GRIMMETT

/s/ Tom Roger Grimmett
Tom Roger Grimmett

EXHIBIT A

JOINT FILING AGREEMENT

SCHEDULE 13G

JOINT FILING AGREEMENT

This Agreement is dated as of October 7, 2014 by and among The John Paul DeJoria Family Trust (“Family Trust”), The JP’s Nevada Trust (“Nevada Trust”), Mr. John Paul DeJoria, as trustee for the Family Trust (“Mr. DeJoria”) and Mr. Tom Roger Grimmett, as trustee for the Nevada Trust (“Mr. Grimmett”).

WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

NOW, THEREFORE, the undersigned do hereby agree as follows:

1.             The Schedule 13G (the “Schedule 13G”) with respect to Virtual Piggy, Inc., a Delaware corporation, to which this Agreement is attached as Exhibit A is filed on behalf of the Family Trust, the Nevada Trust, Mr. DeJoria and Mr. Grimmett.  The Family Trust authorizes Mr. DeJoria to file the Schedule 13G on its behalf.  The Nevada Trust and Mr. Grimmett authorize Mr. DeJoria to file the Schedule 13G on their behalf.

2.             Each of the Family Trust, the Nevada Trust, Mr. DeJoria and Mr. Grimmett are responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

October 7, 2014	THE JOHN PAUL DEJORIA FAMILY TRUST

	By:	/s/ John Paul DeJoria
John Paul DeJoria
Trustee

October 7, 2014	JOHN PAUL DEJORIA

/s/ John Paul DeJoria
John Paul DeJoria

October 7, 2014	THE JP’S NEVADA TRUST

	By:	/s/ Tom Roger Grimmett
Tom Roger Grimmett
Trustee

October 7, 2014	TOM ROGER GRIMMETT

/s/ Tom Roger Grimmett
Tom Roger Grimmett